UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER

                                                       0-1665
                                                       ------

                                                       CUSIP NUMBER

                                                       233065 10 1
                                                       -----------



(Check One):  [ ] Form 10-K and Form 10-KSB   [  ] Form 20-F      [  ] Form 11-K
              [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR
              For Period Ended:    March 31, 1999

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                                DCAP Group, Inc.
                                ----------------
                             Full Name of Registrant


                            Former Name if Applicable

                                90 Merrick Avenue
                                -----------------
            Address of Principal Executive Office (Street and Number)

                           East Meadow, New York 11554
                           ---------------------------
                            City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to complete and file its Quarterly Report on Form 10-QSB for the period ended March 31, 1999 within the prescribed time period due to the consummation by the Company on February 25, 1999 of the acquisition of the outstanding stock of Dealers Choice Automotive Planning Inc. and related entities (the "DCAP Acquisition") and the need to disclose properly the financial statement changes resulting therefrom.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Morton L. Certilman        (516)                       794-6300
         -------------------        -----                       --------
                (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

     Amendment No. 1 to Form 8-K for event dated February 25, 1999 not yet filed
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company will report total revenues of approximately $1,100,000 and a net income of approximately $34,000 for the three months ended March 31, 1999 as compared to revenues of $284,709 and a net loss of $1,579 for the three months ended March 31, 1998. The increase in revenues is the result of the DCAP Acquisition referred to above on February 25, 1999.


                                DCAP Group, Inc.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May 17, 1999                           By: /s/ Morton L. Certilman
      ------------                           ---------------------------
                                                 Morton L. Certilman
                                                 Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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